EXHIBIT (c)(vi)

Ministerial Media Statement – Update on Queensland Fiscal Position

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of the ongoing novel coronavirus (COVID-19) pandemic;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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Ministerial Media Statement – Update on Queensland Fiscal Position

Treasurer, Minister for Infrastructure and Planning

The Honourable Cameron Dick

Thursday, July 23, 2020

Update on Queensland fiscal position

Queensland Budget Operating Deficit:

•	2019-20: $5.9 billion
•	2020-21: $8.5 billion

Queensland General Government Sector Gross Debt (inclusive of leases, securities and derivatives)

•	2019-20: $43.8 billion
•	2020-21: $59.4 billion

Queensland Future Fund initial asset tranche:

•	At least $5 billion in assets to offset debt with assets including:
¡	Titles Registry (at least $4 billion)
¡	Cross River Rail precincts (at least $160 million)
¡	Defined Benefit Scheme ($1 billion)

Queensland Treasurer Cameron Dick has provided an update on Queensland’s fiscal position following the Fiscal and Economic Outlook provided by the Federal Treasurer.

“COVID-19 continues to wreak damage on economies around the world,” the Queensland Treasurer said.

“The tightening of restrictions that we have seen in Victoria and New South Wales in the last week is clear evidence that Australia is not immune from this ongoing damage.

“The forecasts released today by Federal Treasurer Josh Frydenberg show that over the 2019-20 and 2020-21 financial years, GST receipts to Queensland will be cut by up to $2.5 billion compared to our MYFER estimates.

“Combined with the $1 billion fall in revenue from state taxes and royalties in the second half of FY 2019-20, the GST cuts mean that Queensland faces a fall in revenue since MYFER of at least $6.5 billion over 2019-20 and 2020-21.

“As our revenues fall, our expenditure has grown through the $6 billion in initiatives we have implemented over the last six months to protect Queenslanders health, Queensland jobs and Queensland businesses.

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“While revenue will remain suppressed over the forward estimates, we remain committed to:

•	Protecting and supporting Queensland jobs and businesses

•	Delivering vital infrastructure

•	Providing the essential frontline services Queenslanders deserve

“To further support Queensland businesses, we have ramped up our Buy Queensland program, with all government agencies now required to collectively meet a target of 25% of the value procurement to be undertaken by Queensland small and medium businesses.”

The Federal Treasurer announced the Commonwealth would run an underlying cash deficit of $85.8 billion in 2019-20 and $184.5 billion in 2020-21.

After five consecutive surpluses from 2015 to 2019, Queensland had an operating deficit of $5.9 billion in 2019-20, lower than the $7.5 billion deficit for 2019-20 announced by earlier Victoria.

Queensland is forecast to have an operating deficit of $8.4 billion in 2020-21.

Queensland General Government Sector Gross Debt was $43.8 billion in 2019-20 and is forecast to be $59.4 billion in 2020-21.

The debt of Queensland’s Government Owned Corporations is broadly unchanged from MYFER forecasts, at $40.2 billion for 2019-20 and $41.3 billion for 2020-21.

“Currently, almost half of Queensland’s total borrowings are on the books of our publicly owned corporations – assets that the LNP tried to sell,” the Treasurer said.

“Asset sales have failed to help other states reduce their debt burdens.

“Before COVID-19, New South Wales was already on track to surpass $100 billion in total government debt, even after selling its electricity generators.

“While Queensland is the first jurisdiction to provide this additional guidance on debt levels over the forward estimates, all other jurisdictions face similar challenges,” the Treasurer said.

“This morning, Federal Treasurer Josh Frydenberg revealed Australian Government gross debt is forecast to balloon to $851.9 billion this financial year.

“As the Prime Minister has said, the best way to raise revenue is to get people back into jobs and the economy moving again.

“That’s why creating jobs, supporting businesses and delivering infrastructure remain so central to our plan to Unite and Recover.

“We must ensure that every dollar we spend is assessed against our key priorities and achieve savings where possible across Government to meet our $3 billion savings target.

“But the last thing our economy needs is to be throttled by austerity measures.

“Austerity would mean winding back job creation initiatives.

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“Austerity would mean creating a cycle of generational unemployment, instead of creating catalytic infrastructure.”

Across all jurisdictions, Governments are currently prudently using additional borrowings to support health responses and economic recovery measures, a position recognised by ratings agencies.

The Treasurer also revealed that Queensland’s Titles Registry will be part of the initial tranche of publicly-owned assets to be transferred to the Queensland Future Fund, with an estimated value of at least $4 billion.

“Borrowing more is not my first choice as Treasurer, but faced with the alternative of austerity measures, it may be the only decision.

“We will make sure that we maximise the value of our balance sheet by having our publicly-owned assets work as hard as they can for Queensland taxpayers.

“While other states have sold off their registries, Queensland will keep ours in public hands, in a way that ensures its contribution to offsetting debt is recognised by ratings agencies,” the Treasurer said.

“The transfer of the Titles Registry will not affect the working conditions or entitlements of public servants employed there.

“We will commence consultation immediately on the best way to transition the Titles Registry.

“We will also transfer the Cross River Rail Station Precincts at Boggo Road, Woolloongabba, Albert Street and Roma Street into the Queensland Future Fund, with an estimated land value of $160 million, that will grow with further investment.

“Again, this keeps these assets in public hands but ensures that as returns grow, the benefits grow for Queensland taxpayers.

“Given the historic turmoil and volatility that has beset global financial markets, we will reduce the Queensland Future Fund contribution from the Defined Benefit Fund to $1 billion, while ensuing the Defined Benefit Fund remains in surplus.

“The legislation I introduced last week to create the Queensland Future Fund includes a rock-solid guarantee that the Defined Benefit Scheme will remain in surplus. Queensland will continue to be the only jurisdiction with a fully funded scheme.

“To diversify the holdings of the Queensland Future Fund is prudent and responsible.

“With the other assets announced today and due diligence being undertaken on further assets, I am confident we will reach the Queensland Future Fund’s target balance of $5 billion.

“The challenges ahead of us are as great as any that Queensland has faced.

“Whatever the global economy looks like when we eventually emerge from COVID’s shadow, it will be vastly different to what it was before.

“The measures I announce today continue Queensland’s sensible, accountable response to that uncertainty, giving Queensland the economic weapons necessary to adapt to whatever we face.”

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